Max Player

Dark Bay or Brown Colt; Apr 28, 2017

2 Starts, Winner

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Click here for Interactive Nicking

				Boldnesian, 63 b
			Bold Reasoning, 68 dk b/	Reason to Earn, 63 b
		Seattle Slew, 74 dk b/		Poker, 63 b
			My Charmer, 69 b	Fair Charmer, 59 ch
	A.P. Indy, 89 dk b/			Bold Ruler, 54 dk b
			Secretariat, 70 ch	Somethingroyal, 52 b
		Weekend Surprise, 80 b		Buckpasser, 63 b
			Lassie Dear, 74 b	Gay Missile, 67 b
Honor Code, 11 dk b/				Northern Dancer, 61 b
			Storm Bird, 78 b	South Ocean, 67 b
		Storm Cat, 83 dk b/		Secretariat, 70 ch
			Terlingua, 76 ch	Crimson Saint, 69 ch
	Serena's Cat, 03 dk b/			Raise a Native, 61 ch
			Mr. Prospector, 70 b	Gold Digger, 62 b
		Serena's Tune, 98 b		Rahy, 85 ch
			Serena's Song, 92 b	Imagining, 83 b
				Native Dancer, 50 gr
			Raise a Native, 61 ch	Raise You, 46 ch
		Mr. Prospector, 70 b		Nashua, 52 b
			Gold Digger, 62 b	Sequence, 46 dk b
	Not For Love, 90 b			Nearctic, 54 br
			Northern Dancer, 61 b	Natalma, 57 b
		Dance Number, 79 b		Buckpasser, 63 b
			Numbered Account, 69 b	Intriguing, 64 ch
Fools in Love, 06 b				Vice Regent, 67 ch
			Deputy Minister, 79 dk b/	Mint Copy, 70 dk b/
		French Deputy, 92 ch		Hold Your Peace, 69 b
			Mitterand, 81 b	Laredo Lass, 71 dk b/
	Parlez, 99 b			Speak John, 58 b
			Verbatim, 65 dk b/	Well Kept, 58 b
		Speak Halory, 89 b		Halo, 69 dk b/
			Halory, 84 ch	Cold Reply, 72 ch

Max Player
Dark Bay or Brown Colt
Foaled Apr 28, 2017
in Kentucky
2 Starts
Winner

Breeder: K & G Stables (KY)

Inbreeding:
Secretariat: 4S X 5S
Mr. Prospector: 4S X 3D
Buckpasser: 5S X 5D
Northern Dancer: 5S X 4D
Raise a Native: 5S X 4D
Gold Digger: 5S X 4D

Dosage Profile: 8 5 11 0 0
Dosage Index: 3.36
Center of Distribution: +0.88

Most Recent Auction Result:

Sale Price: RNA $150,000
Sale: Keeneland Association September Yearling Sale 2018
Consignor: Lane's End

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Please Note: Nicking Stats and Interactive Nicking are on the following page

Max Player

Dark Bay or Brown Colt; Apr 28, 2017

Nicking Stats for Sire and Broodmare Sire

SIRE of Max Player: Honor Code

TOTALS FOR		foals*	starters (%)	winners (%)	BW (%)	earnings ($)	aei
Honor Code		213	49 (23)	14 (7)	0 (0)	$787,654	0.75

BROODMARE SIRE of Max Player: Not For Love

TOTALS FOR	mares	foals*	starters (%)	winners (%)	BW (%)	earnings ($)	aei
Not For Love	306	1252	847 (68)	623 (50)	51 (4)	$74,842,579	1.50

Nicking Stats for mares by Not For Love when bred to Honor Code

	mares	foals*	starters (%)	winners (%)	BW (%)	earnings ($)	aei
	2	2	1 (50)	1 (50)	0 (0)	$36,000	1.45

* Foals of racing age

Interactive Nicking

To generate a second set of Nicking Stats for this Pedigree,
click on a Sire and Broodmare Sire combination below to view the results.

Honor Code with Mr. Prospector mares
A.P. Indy with Not For Love mares
A.P. Indy with Mr. Prospector mares
Seattle Slew with Not For Love mares
Seattle Slew with Mr. Prospector mares
